Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

WFS Financial Inc

Commission File No.: 000-26458

Date: October 18, 2005

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia - Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF WACHOVIA’S CONFERENCE CALL ON OCTOBER 17, 2005 REGARDING ITS RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2005.

Operator

Good morning. My name is Tina and I will be your conference facilitator today. At this time I would like to welcome everyone to the Wachovia Corporation third quarter 2005 earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. Should anyone need assistance at any time during today’s conference, please press star, zero and an operator will assist you. As a reminder, ladies and gentlemen, this conference is being recorded today, October 17, 2005. Thank you. I would now like to introduce Ms. Alice Lehman, head of Investor Relations for Wachovia. Ms. Lehman, you may begin.

Alice Lehman

Thank you, operator, and thanks to everyone for joining our call this morning. We hope you’ve received our earnings release by now as well as the supplemental quarterly earnings report. If you haven’t, it’s available on our Investor Relations website at wachovia.com/investor. In this call we will review the first 15 pages of the quarterly earnings report. In addition to this teleconference, this call is available through a listen-only live audio webcast. Replays of the teleconference will be available by about 12:30 today and will continue through 5 p.m. Friday, November 18. The replay phone number is 1(706) 645-9291. Access code is 9323539. Our CEO, Ken Thompson, will kick things off. He will be followed by our CFO, Bob Kelly. Also with us are other members of our executive management team. We will be happy to take your questions at the end. Of course, before Ken and Bob begin I have a few reminders.

First, any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia’s results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC, including Wachovia’s current report on form 8-K filed today. Second, some of the discussion about our Company’s performance today will include references to non-GAAP financial measures. Information that reconciles those measures to GAAP measures can be found in the news release and the supplemental material located at wachovia.com/investor. Third, we will also discuss comparisons to combined information intended to illustrate the effect of the SouthTrust merger for periods before that merger actually occurred. Please see Wachovia’s current report on form 8-K dated January 19, 2005, for additional assumptions and information about this combined data.

Fourth, because of our pending merger with Westcorp and WFS Financial, we also direct your attention to the registration statement we will file with the Securities and Exchange Commission. When it becomes available we urge you to read it because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy material filed with the SEC. That document and other SEC filings can be obtained for free at the SEC’s website and from Wachovia, Westcorp and WFS Financial Inc. Finally, when you ask questions please give your name and your firm’s name. Now let me turn things over to Ken.

Ken Thompson

Thank you, Alice, and good morning, everyone. We are very excited about our third quarter performance at Wachovia as we produced record revenue up 8% while holding cash expense growth to 3% on a combined basis year-over-year. These factors were key drivers in generating record earnings of $1.7 billion or $1.09 per share excluding $0.03 of merger related charges and that’s up 9% over the prior year. We are especially pleased with solid fee income growth across the board. In fact all four of our major businesses increased revenues from the prior quarter. The benefits of Wachovia’s diversified business model and our focus on service and expenses are clear. Our team generated strong operating leverage, overcoming industry challenges like a flatter yield curve, as well as the initial dilution from the SouthTrust merger.

Merger savings and our focus on expenses have resulted in a dramatically improved cash overhead efficiency ratio, which is down over 400 basis points from the third quarter of a year ago. You will recall that we are targeting a cash OER of 52 to 55% by year-end 2007. In addition, credit quality continues to be impressive with net charge-offs at 10 basis points and a record low for nonperforming assets of 0.37% of loans. And we see no signs currently of credit deterioration on the horizon. We are especially pleased with our employees continued diligence in meeting the needs of our customers. And that’s particular important as we complete the integration of the former SouthTrust branches in October of this year.

Looking at some of the momentum in our business, the General Bank is building on record performance and we are continuing to originate strong pipelines in both retail and commercial loans.

In our Capital Management Group we are continuing to see strong growth in recurring fee income. Their brokerage management account assets reached a record of $100 billion during the third quarter and equity assets continue to grow in our mutual fund business. Wealth Management also generated solid results while continuing to refine their revenue strategies and we are seeing strong pipelines in both their lending and investment businesses. As the capital markets improved, our Corporate and Investment Bank had a blockbuster quarter posting its second highest level of revenues since it was formed. Their origination pipeline heading into the fourth quarter is robust.

Our performance in growth strategies give us confidence that Wachovia is very well-positioned as we head into the fourth quarter and next year. Current market forward interest rates are indicating some continued flattening of the yield curve into 2006. But as we prepare our outlook for next year, we think that’s an environment in which we can grow revenue quite nicely. We have a number of additional levers that we believe will support continued earnings growth. Our team is executing superbly on their revenue strategies. We are gaining market share in fee-based businesses and we have leverage to improving equity markets when they come. We are intensely focused on expense discipline, with a full year of SouthTrust savings and operating efficiencies to support earnings growth beginning in 2006. So we believe we have an excellent foundation for strong future growth at Wachovia. With that let me turn the meeting now over to Bob Kelly for further details on our quarterly results.

Bob Kelly

Thanks, Ken. Good morning, everyone. Just turn to page two of your package, you will note that operating EPS was $1.09, up 2% link quarter and 9% from third quarter of last year. And you will recall that when we announced the SouthTrust transaction last year we said there would be about $0.15 worth of dilution in this current year. So 9% increases we consider to be pretty good. When you look to each one of the segments we had revenue growth in all four. General Bank was up 11% year-over-year. Capital Management was up 1% link quarter and 42% over the last year. Wealth Management was down a little bit due to a small provision that was taken, but it’s up 19% year-over-year. Corporate and Investment Bank is up 25% on a very strong quarter and up 5% from the same quarter last year which is also a reflection of the material investment we have been making on an ongoing basis in that business and it’s starting to show up in our top line very nicely.

In terms of revenue, revenue was up 5% link quarter. Every line was up with the exception of security gains. Net interest income was up 1% and the margin was down only very slightly due to pretty high securitization inventories, which should bode well for CIB in the fourth quarter. Fee and other income was up 9% and a very strong 17% from the prior year even when you exclude the impact of SouthTrust. And as Ken noted, most importantly, year-over-year revenue is up 8% and compared to expenses being up only 2% excluding merger related charges. In terms of our expenses, they were up higher than normal on a link quarter basis, 6% driven by higher revenue based synergies, or incentives, rather. The way to think about that, it’s mostly CIB. You’ll note that we had a revenue increase of almost $250 million and the personnel line was up about $100 million. So that’s a reflection of a strong quarter and good outlook for the year.

On top of that there was about $26 million in severance as we work on our expense efficiency initiatives. And it also includes unusually large corporate contributions of about $25 million. And frankly, we feel even better about our efficiency initiatives today than we did a quarter ago. So you shouldn’t expect those level of expense increases on an ongoing basis. We noted good loan and core deposit growth. Charge-offs were only $59 million. NPA’s were down 11%, which was nice to note. Provision was little higher, $82 million, reflecting some marks on loans moved to held for sale. We did repurchase about 26 million shares. And, of course, the SouthTrust integration finishes this quarter; the fourth quarter. Nothing really to note on page three. If you look to page four you can see total revenue of $6.7 billion, which is, as I noted, the 5% link quarter and up 8% year-over-year. And expenses were 3.8 billion, which is up 6% because of special items, unusual items and 3% year-over-year.

Going on to financial measures on page five, you can see our overhead efficiency ratio was at about 57%. Just a tad higher from a unusually strong second quarter but continues to exhibit the nice downward trends, as it should over time, as we have indicated to you we will achieve over the next few years. The margin, as you will note, was down only 3 basis points due to our securitization inventories. Capital ratios were down a tad. If you look to the tangible capital ratio as well as the leverage ratio they are down a bit, but frankly, very close to our stated goals for both and it was because of pretty large asset growth in September. Our expectation is that we would expect that the tangible ratio be back around 475 by the end of the year and the leverage ratio should be back around 6%. Otherwise I would just point out the fully diluted common shares, you can see the change there.

In terms of the balance sheet, a few things I would highlight. Firstly, commercial loan growth on a link quarter basis, 1%. Consumer loans up to $96 billion, up 4% link quarter. Student lending was part of the reason for that which is, of course, seasonally strong. And then down at the bottom of that chart will you note that core deposits at $280 billion was a nice increase of almost $5 billion link quarter basis, or 2%, and year-

over-year it’s 8% excluding the impact of SouthTrust. The other income is on page seven, it’s worth spending perhaps a minute on this. You can see that service charges were up very nicely at $555 million. Other banking fees also had a nice improvement, $385 million reflecting higher mortgage and interchange fees. Commissions had an increase.

Advisory, underwriting and other investment banking fees were also up strongly due to strong results in structured products, high yield investment grade and record results in our M&A group. Trading profits were also good, good improvement over the prior quarter in high yield credit defaults and equity linked products. Principal investing had a very strong quarter, $166 million. You will recall that back at the beginning of the year we said a normal year for us would be probably more in the range of $150 to $200 million for the full year. Clearly the industry is doing better than we would expect at this point. We had increases in both direct and fund investments. We wouldn’t expect that every quarter would be as strong as this but we should also recognize that we are probably going to do better than we originally thought earlier this year.

Going on to expenses, on page eight you will note that salaries and employee benefits were almost $2.5 billion, an increase of about $150 million on a link quarter basis. That was primarily due to CIB’s increase in revenue. And also as we took a look at the full year in our incentive programs, clearly we are having a pretty solid year so we trued up our various incentive plans for the year recognizing that. So that was a little bit of the reason as well. Sundry expenses were up a bit and that’s where we had the corporate contributions, in that line. Page nine, I don’t think there’s anything important to point out. Let’s move on to page ten. That would be the General Bank. If you look to the segment earnings we are delighted to note that for the first time GBG has earned over $1 billion. If you look up at the lines above it, you will note total revenue was $3.250 billion. That’s an increase over the prior quarter and over the prior year of 4%.

Non-interest expense was $1.584 billion, which is a little higher than last quarter, mainly due to allocations from the Parent. So we wouldn’t expect that sort of increase every quarter. And expenses are actually down 2% year-over-year. A few other things I’d note, the loan production was actually very strong during the quarter, which you might want to hear more about. It’s probably worth spending a moment on the SouthTrust integration box near the bottom. You will see the merger costs in the third quarter were $74 million and cumulative total is $410 million versus our goal of $700 million. So it would seem that since we are fairly close to completing that merger integration, we will probably come in under the $700 million. We will tell you more about that next quarter. In terms of position reductions, you will note 735 due to the merger. So we are cumulatively at 3,900 versus our goal of 4,300. So we are closing in on that goal nicely.

In terms of branches consolidated we are at 161, compared to our goal of 175 to 200. And once we get our last big integration done, I would think we will hit that goal. Page 11 is the Capital Management Group. You can see in total revenue of $1.360 billion. That was up a bit. Best quarter this year, which is nice to see. The bottom line, $156 million, just up a little bit from the prior quarter. I would also point out the full service financial advisor, Series 7s, hit 7,941, so that’s a nice increase so far this year and it takes us back to last year before we had that. So it’s good to see some momentum there. And in terms of broker client assets at $683 billion, it’s up 11% year-over-year. Wealth Management’s on page 12. You will see that total revenue is $339 million, partially due to the full impact of Palmer & Cay and we had a couple of very small credit losses and you can see the provision, $6 million.

Otherwise I would point out that we still have a nice increase year-over-year, 13%. Loans and deposits are up 21% and 6% year-over-year. And we are seeing some nice growth in both the investment assets under admin and assets under management at 15% and 12% respectively. And then very significantly, we are going to end on the Corporate & Investment Bank, which really did have an excellent quarter, $446 million bottom line on total revenue of $1.515 billion. So that’s a very nice increase, 19% over the prior quarter and a 25% increase over the prior quarter in the segment earnings as well. You can see we have reasonably good, in fact pretty good, loan and deposit growth. But perhaps most significantly, if you look down to the investment banking line, that last rectangle near the bottom or halfway down, in the middle you will see that investment banking was $925 million, an increase of 29% over the last quarter and a 19% increase over last year. So very nicely done.

Page 14 is asset quality. You can see that our nonperforming loans dipped below $1 billion for the first time to $955 million, an 11% decrease. The allowance is essentially flat over the prior quarter within $3 million. And you can see that charge-offs are at ten basis points. And although I didn’t circle it, you will see that past-due loans, 90 days and over, if you look at the commercial and consumer they are both down versus the prior quarter. It looks very good versus the prior year. So clearly credit remains very, very strong. In terms of the full year outlook, very little change really, just a little bit of tweaking as we head into the fourth quarter. The net interest margin just reflects a small decrease in the margin, not a surprise based on what you’ve seen during the first three quarters and no material change. The tax rate changed just a tiny bit reflecting a slightly better tax rate than we were expecting earlier in the year, within 0.5%. At this point I’d hand it back to Ken.

Ken Thompson

Okay. Thank you, Bob, and operator at this point we are happy to open the floor to questions.

Operator

Your first question will come from the line of Nancy Bush with NAB Research.

Nancy Bush

Good morning, guys. A couple of questions here. Citigroup has just given some guidance about the impact, fourth quarter impact of the change in the bankruptcy laws. While I realize that you are not exposed from a card perspective, do you foresee any roll through in your numbers?

Don Truslow

Nancy, this is Don Truslow. We are seeing a little bit of an uptick in bankruptcies but would not anticipate any kinds of meaningful movement in our loss numbers. As a matter of fact, the quality of the book, quarter over quarter, continues to get better in aggregate. So a little bit of a rush to get some filings in on the part of some stretched debtors before the rules change, but just don’t see it being an impact on us.

Nancy Bush

Don, also would ask you as a follow up, Ken said that they saw, that you saw no signs of deterioration in credit quality. Does that mean that watchlist trends are continuing to get better, et cetera? If you could just clarify for us what is your flexibility at this point to begin to build the loan loss reserve in the absence of any sort of very tangible signs of credit quality deterioration?

Don Truslow

On the trends I would say we are kind of leveling out. The numbers have been so good, the trends have been so positive that it feels like we are in kind of a stabilizing environment. So I would anticipate that charge-offs and nonperforms are going to bob up and down a little bit over the next couple of quarters. I wouldn’t expect any real material improvement in trends that are already — have already been very, very strong. In terms of the reserve, it’s something that we obviously take a look at every quarter and evaluate level of the reserve against the risk in the portfolio. We did over provide this quarter just a little bit by about $14 or $15 million. And did so in our unallocated or unassigned buckets of the loan loss reserve just to reflect maybe a little increasing uncertainty in the economy with the outlook for oil prices and heating prices and maybe a small amount with an eye towards potential impact from the storms. But in terms of the allowance itself, it’s just something we have to take a look at every quarter.

Nancy Bush

Thank you.

Operator

Your next question will come from the line of John McDonald with Banc of America Securities.

John McDonald

Hi. Good morning. Bob, just wondering about the margin guidance in the fourth quarter. You are expecting some slight improvement in a tough yield curve environment. Is that the impact of some of the swaps you put on early in the year starting to help in turn either less negative or positive in the fourth quarter? And then what would be the margin positioning heading into next year given your yield curve outlook?

Bob Kelly

Well, John, it’s Bob. You’re right, we would expect that the margin would be a little better in the fourth quarter but the main reason for that isn’t really the swaps, it’s just that the inventories are unusually high now for our securitization activities. We feel reasonably comfortable that it should be a good story in the fourth quarter. At this point it would be a little premature to talk about next year at this point. But overall, as Ken pointed out, we still feel that we would expect to have pretty decent revenue growth next year. We actually like this economy we are in with good loan and deposit growth and the consumer remains fairly strong.

John McDonald

Is there any update you can give us on the LILO SILO issues?

Bob Kelly

Not really, John. Just refer you to the previous guidance. I understand in speaking to our auditors and some of our other counterparts there were just a vast number of letters sent into FASB on both the LILO and SILO issue. And we are going to wait to see what happens here and clearly we’d like to put it behind us one way or another, but it’s just too early to the tell, John, sorry.

John McDonald

Okay. Last thing, Bob, just in terms of SouthTrust cost saves from the merger. I assume those are really back-end loaded this year. Can you just give an update on when you expect those to come in, the majority of them?

Bob Kelly

Sure. It’s been a mix through out most of the year. You recall that we had a pretty big event on our first conversion back in May/June. So it was a good piece there. There are some nice saves coming in the fourth quarter as we have our second conversion. And of course we don’t actually turn off our systems until, the old SouthTrust system, till later in the year of early next year. And you’ll recall, of course, that we have gotten about 90% of the people out at this point in terms of synergies. So going into the first quarter, I would think — in the first quarter you will see a run rate that takes out almost everything.

Operator

Your next question will come from the line of Carol Berger, Kraft Investments.

Carol Berger

Good morning, guys. Could you just reconcile your book value? Book value actually went down in the quarter in spite of your great earnings.

Ken Thompson

Hold on, Carol, we are working on that.

Tom Wurtz

Carol, we may have to get back to you. I’m not sure if it’s the book value per share is reflecting the unrealized security gains or not or whether it’s just a function of the shares we repurchased during the quarter.

Carol Berger

I couldn’t figure out whether — .

Tom Wurtz

We will have to get back to you with that. There’s nothing mysterious going on there.

Bob Kelly

It could have been partially the effect of the collars that we settled too. I’m not sure. We’d have to work through the math for you, Carol.

Carol Berger

Thank you.

Operator

Next we will hear from the line of Ed Najarian, Merrill Lynch.

Ed Najarian

Good morning, guys. Two quick questions. In terms of total incentive compensation, I think that personnel expense was up about $150 million on a link quarter basis. Could you just tell me what amount of that $150 was actual increase in incentive comp? And then secondarily, Bob, you kind of indicated that you expect capital ratios to trend up a bit in the fourth quarter. Should we assume then less repurchase activity in the fourth quarter relative to the third? Thanks.

Bob Kelly

Hi, Ed. No, just in terms of the capital ratios I wouldn’t expect any change in that in our guidance in terms of share repurchases. So I think it was a little unusual in the third quarter because we had more asset growth in September than we would have had normally. So I wouldn’t read too much into that. In terms of the increase in personnel expenses, most of it was incentive comp of which the majority was in CIB. And every quarter we try to true it up as well as we can for the total corporation of which this is just one of those quarters we made a little bit of extra. And I think in the General Banking Group we may have added another $10 or $15 million.

Ed Najarian

But do you have an actual dollar amount of increase in incentive comp versus the second quarter?

Bob Kelly

Not at hand, I’m sorry.

Ken Thompson

Ed, I can tell you that a certain amount of the increase is one-time costs associated with our efficiency initiatives. And as you remember, when we started the initiatives we said that we would eat all of the one-time costs in our expense run rate. And so there’s a portion of that that’s in this number as well.

Ed Najarian

So there’s some headcount reductions in there that aren’t in the merger related costs?

Ken Thompson

That’s correct.

Bob Kelly

That’s correct.

Ed Najarian

Okay.

Bob Kelly

That’s due to the efficiency initiatives.

Ed Najarian

All right. Thank you.

Operator

Your next question will come from the line of Joseph Dickerson, Atlantic Equities.

Joseph Dickerson

Hi, good morning. Could you explain — I saw that the new to close ratio in the General Bank went down a bit both quarter on quarter and year on year. I was just wondering if there was any pressure in any particular region or I guess why that number came down slightly.

Ben Jenkins

Joe, this is Ben Jenkins. To give a really good number we do a four-month quarter rolling average. We dropped off a quarter that had, frankly, a lot of free checking sales in it. So that’s—that reflects in the 125 new/loss. It was actually a very strong quarter. If you looked at the quarter by itself and not the four together, it was about a 1.35 in new/loss quarter. We had strong sales in both retail, all the job families. And in our geographies, every single geography had an increase in their acquisition number and a decrease in their attrition number. So we feel very good about it.

Ken Thompson

Joe, I just want to underline that. If you go back four, five years, our new/loss ratio was below one on a consistent basis. If you think about it we are now adding 1.35 customers for every customer we are dropping. We are doing it in all geographies. If we continue that on a regular basis that says a world about revenue growth opportunities at this Company.

Joseph Dickerson

Okay.

Bob Kelly

Actually we’ve got a 1.1, so this is excellent numbers.

Operator

Your next question will come from the line of Jennifer Thompson with Oppenheimer.

Jennifer Thompson

Good morning. I’m sorry if you mentioned this before but taking a look at the deposit growth numbers, maybe you could just give us a little more color on where you are seeing the strength coming from? I saw that foreign deposits were up pretty big this quarter. Is there anything that you would want to talk about there?

Ben Jenkins

Jennifer, this is Ben, I’ll talk about the General Bank’s and Bob may want to comment overall. But we are seeing continued good growth in our retail bank. Retail makes up about 80% of our deposits, about $166 billion. And we are seeing nice growth across the footprint in all geographies. Our deposit sales in the third quarter were up 15%, which is a strong number. And our net new checking accounts in retail were 150,000. That’s up 19% over the year-over figures. So strong retail deposit growth. On the wholesale side we are having nice growth in the checking and interest checking numbers. But we’ve had some movement off balance sheet in the money market commercial as companies reinvest some of that money in their own businesses and invest in higher yielding investments off balance sheet. We think that is about over, so we would expect to see also wholesale deposit growth in the next few quarters.

Steve Cummings

Within CIB our deposits are up roughly 10% on a link quarter basis. And, yes, international is up somewhat significantly. That really is two things. There is a focus in that area to build deposits but also there is a seasonal aspect that we are — is explained as a pre holiday rise in deposits. And then our servicing business in the real estate capital markets area continues to grow and that has a nice deposit growth associated with it.

Bob Kelly

Very good, Steve and we closed on the Union Bank of California international correspondent banking deal last week and that should show up as another nice increase in the fourth quarter.

Steve Cummings

That will start to flow in here in the next couple of quarters, yes.

Operator

Your next question will come from the line of Vivek Juneja with JP Morgan.

Vivek Juneja

Can you tell us in terms of your expense efficiency initiatives when we should start to see some benefits? Have you seen any in the third quarter? If so, how much, and can you give a little more color on that?

Bob Kelly

What we will probably do is — we had indicated when we announced this program early in January that we would give you periodic updates. We will definitely do that in January, including our view in terms of the total year. We have said that we thought we’d have about $150 million worth of savings this year. We are still thinking that that will be the case. And you will also recall that, as I said a little bit earlier, that we had $26 million worth of severance costs in our expenses, which should lead to nice savings going forward as well. So I think we have good momentum on the expense side and on the efficiency initiative side and it’s sure showing up if you look at our efficiency initiatives and our ratio year-over-year. It will bump up and down a little bit but it should trend downwards.

Vivek Juneja

So you are saying the $150, you’ve had a little bit of that already in the third quarter or is that all coming — ?

Bob Kelly

Yes, $150 for the full year which would capture, I would think, the lion’s share of that probably by now, given that there’s only a quarter left.

Vivek Juneja —JP Morgan—Analyst

Okay. Thanks.

Operator

Your next question will come from Betsy Graseck with Morgan Stanley.

Betsy Graseck

Hi, good morning. Thanks for taking the question.

Ken Thompson

Good morning.

Betsy Graseck

A couple of questions. One was on just the balance sheet generally. I know in years past you had had some increase in deposits from the FDIC sweep accounts. Could you give some color as to whether or not that money has stayed on balance sheet or has it flowed out at all?

Tom Wurtz

Yes, originally we anticipated it to be somewhere in the low $30 billion number or range. And I think it peaked at about $29 billion and now we’ve hovered at $27.5 billion for probably a good four, five months now. I think this represents the steady state for us.

Betsy Graseck

You really don’t expect that that would be moving off at all.

Tom Wurtz

We don’t anticipate so. We certainly haven’t seen any evidence of that over the past four months.

Betsy Graseck

So when you had brought that on balance sheet, and tell me if I recall in correctly, but I thought that about three quarters of it was going to very short term paper and that a quarter of it was being invested longer term. Is that right?

Tom Wurtz

That’s generally correct. We had bought some longer term securities and hedged them out for several years.

Betsy Graseck

Given the fact that it’s actually been — these deposits have been staying on balance sheet, would you consider lengthening the duration at all off the investments that you had made in the shorter term paper?

Tom Wurtz

No, I don’t think in the shorter term paper because the rate that we pay reasonably will track short term rates, so we think it’s important to somewhat match that off.

Betsy Graseck

And then separately, as you look at your expectations for yield curve going forward, does it indicate any change in how you are managing your securities book going forward?

Tom Wurtz

No, not really. We’ve anticipated it’d be a relatively unattractive environment this year as well as next year. That’s still what we anticipate. So you can see that our securities portfolio actually declined a tad during the quarter despite the fact that we had nice deposit growth. I think that might be one change is that in the past we would have perhaps leveraged those deposits immediately and now we are taking a more protracted approach.

Betsy Graseck

Would you anticipate that you would continue to see a little bit of NIM compression going forward or do you — ?

Tom Wurtz

Bob commented on the fourth quarter outlook and we are just not prepared to talk about 2006 yet.

Betsy Graseck

Thank you.

Operator

Your next question will come from the line of Matthew O’Connor with UBS.

Matthew O’Connor

Can you talk a bit about the acceleration of the loan growth towards the end of the quarter and specifically in commercial.

Ben Jenkins

This is Ben Jenkins. I will talk about the General Bank’s loan growth. We had a little bit of an unusual quarter. We had some just normal pay downs the first part of the quarter and then we had strengthening originations the last month and a half or two months of the quarter. We have had — in the middle market segment we’ve had about 9% loan growth for the last two or three or four quarters. And we’ve trucked along with about a $1.2 billion pipeline feeding that 9% growth. We had an acceleration the latter part of the quarter in production and in building the pipeline. That gives us confidence for the future. Our pipeline is about a $1.8 billion pipeline that we will be harvesting beginning in the fourth quarter.

We are seeing it all over the franchise, especially strong in New York, New Jersey, Connecticut, Florida, and then our Texas operation is really doing well. We are seeing good growth there. It is mainly our clients’ M&A activity, deal activity, and it’s taking market share from competitors. We are not seeing big gains or big increases, draw downs on lines of credit, the working asset draw downs, we are not seeing, but we are seeing a lot of deal activity on the part of our good customers and prospects that’s benefiting us.

Matthew O’Connor

How about the consumer side?

Ben Jenkins

Consumer side is very strong from a real estate standpoint. We had our new mortgage product — we did $1.7 billion in that product in the third quarter. That’s up four times over the second quarter’s numbers. We feel very good about that product going forward. We are gaining some leverage off of SouthTrust. Actual loan leverage is faster than the Wachovia side when First Union/Wachovia combined. At the merger date SouthTrust was doing about 22% of the loan production per office of Wachovia. In the third quarter that number is up to 47%. So we are seeing some lift coming from the SouthTrust offices as well.

Steve Cummings

And for the CIB area, this is Steve Cummings, our growth really is in the large corporate side. We are up about 7% on a link quarter. Most of that is in our real estate area, again, as we continue to drive one of our highest performing businesses. And our corporate loan portfolio is also showing some growth. Some of that is timing of deals that are coming through the pipeline but we are continuing to take new relationships on. We are adding new net lead bank relationships, which has been a real focus. So it’s just the continued growth of the business.

Matthew O’Connor

The big increase in the commercial loans held for sale, is there any specific type of loans that those are?

Steve Cummings

I’m sorry, could you say that again.

Matthew O’Connor

The increase in the commercial loans held for sale? Is that just something you originate yourself that’s in the process of being syndicated out or anything that we should read into that?

Steve Cummings

Most of that will be in our real estate capital markets area, the warehouse of securitizations that are in the pipeline.

Ken Thompson

CMBS and that sort of thing.

Steve Cummings

Which we will be clearing out very shortly, just the normal ebb and flow of that business.

Matthew O’Connor

Then maybe just briefly on the other side of the balance sheet, the deposit pricing seems to be a little bit less than it has been the last couple of quarters.

Ben Jenkins

We would agree with that. It is, for us, it’s more competitive in the northeast, New York, New Jersey, Connecticut, Philadelphia. But beyond that, down through the franchise, there’s less pressure on pricing than we’ve seen in the past few quarters.

Ken Thompson

Some of our competitors have recently been less competitive on deposit pricing which has helped the market.

Operator

Your next question will come from the line of Denis LaPlante with KBW.

Denis LaPlante

Good morning. Thank you. A couple of things. Could you talk about the loan inventories you talked about, the securitizations, in terms of how much of that going to be contributing to maybe a buildup in the capital ratios? Is that the primary issue? And how much are we talking about in terms of a reduction in balances going into the fourth quarter?

Tom Wurtz

Denis this is Tom. I can give you some talking points on it. In terms of — on the consumer side we would have student loans and auto loans that we would expect to securitize. It’s somewhere in the $4 billion range in aggregate and then as Steve had mentioned on the CIB side you have pretty big inventory positions on the commercial real estate side and in structured products there’s other products that have been acquired in advance of deals going forward. So I would expect that from the inventory we have today you will see $6, $7, $8 billion of reduction. That being said, I think the pipelines are very strong and so it wouldn’t surprise me to see new deals take their place.

Denis LaPlante

But was that comment related to the buildup in capital ratios largely from this drop off in securitizations?

Tom Wurtz

Yes. As you know the leverage ratio is only two basis points off our target. That ratio — the leverage ratio — is reflective of an average balance over the quarter. But when you look at the tangible ratio, which is a point in time measuring capital at quarter end versus balance at quarter end, you can see it’s about 6 or 7 basis points off our target. So clearly most of the balances were created late in the quarter.

Denis LaPlante

In terms of Refco, any fallout for you guys in any parts of your business either ongoing or from a credit risk perspective going into the fourth quarter?

Don Truslow

Denis, this is Don Truslow. We anticipate no impact from Refco. So not much exposure there. We did business with them but well secured, well margined and don’t anticipate any sort of fallout.

Denis LaPlante

And in terms of the net interest margin, the swap contribution this quarter was down. Can you talk a little bit about what was driving that? Thank you.

Tom Wurtz

Probably the major component of that, Denis, is when we issue debt at the parent company we always swap it. And so you are always having a variable rate debt expense. So as interest rates go up, you see the cost of those swaps being greater. But it’s managed in the context of our overall asset liability profile. We don’t really focus too intently on whether we are seeing it as interest expense on debt or interest expense as it relates to a swap.

Denis LaPlante

As I recall the swap numbers were largely at a reduction on the asset side of the balance sheet this quarter, one quarter anyway.

Tom Wurtz

But again I don’t have it right in front of me but it’s nothing — there’s no material new activity that we’ve put on during the quarter and there’s nothing terribly material that ran off during the quarter, it’s just the change in the level of interest rates.

Denis LaPlante

Did the Pay/Fixed — were they less negative this quarter and does that turn positive in the fourth.

Tom Wurtz

Pay/Fixed would have to be less negative simply because if we were on the Pay/Fixed we would have been receiving variable. So their net contribution would have been more beneficial to us this quarter.

Denis LaPlante

Does that turn positive in the fourth.

Tom Wurtz

Denis, I can’t really say which one specifically you are referring to. We have a fairly large derivatives portfolio. In aggregate I don’t think derivatives are going to be a story that’s going to be a material driver of our margin one way or another because essentially we are close to neutral. So to the extent you see a benefit or detriment on the derivative side, the corresponding offset is in the asset or liability portfolio.

Operator

Your next question will come from the line of Mike Mayo with Prudential Equity Group.

Mike Mayo

Good morning.

Ken Thompson

Good morning, Mike.

Mike Mayo

You’ve kind of answered this question, but in the past you said a flatter yield curve would hurt you and then you said market forward rates imply a continued flattening and then you say you feel better about the environment. I just want to fully understand why you feel better, at least about the margin. You said you are not leveraging up deposits with securities as much as before and it seems like maybe deposit growth is better than you expected. Are those two things right and what else would you add to the list?

Tom Wurtz

Mike, this is Tom. I don’t think we said anything specifically about feeling better or worse about the margins. We said we feel better about revenues than we perhaps would have a quarter ago, given the strength that you are seeing in all our businesses. There’s no question that a flat yield curve would be harmful to any financial institution were it prolonged for years and years. I don’t think there’s anything contradictory there. The fact that we are seeing such robust growth in deposits and so forth provides us a level of flexibility that when there is some relief from that we feel we can put those dollars to good work.

Ken Thompson

I think the bottom line for us, Mike, is that we are experiencing excellent revenue growth and we are experiencing it in all of our lines of business. In fact, if you exclude private equity gains in trading and security gains in both this quarter and the same quarter last year, we have got strong double-digit growth in revenue. And that coupled with continued outperformance in deposit growth makes us confident about our ability to grow in a flat yield curve environment.

Mike Mayo

Deposit growth was a little bit better than we thought. What are some of the reasons that you think it’s doing better? Is it just the southeast is so much better than the other parts of the country? You said other than northeast, deposit competition isn’t so bad but we are reading Washington, D.C. has gotten worse.

Ken Thompson

Mike, Ben Jenkins can’t say this so I will. We are growing deposits better than the competition because of execution in our General Bank. It is — it’s a great sales and service culture. It’s adding 1.3 customers for every one we lose. And it will continue to outgrow the competition in the future on deposit growth.

Mike Mayo

And do you expect this pace to continue into the fourth quarter, this deposit growth?

Ben Jenkins

Mike, this is Ben Jenkins. I would. I feel very good about what we are doing in retail. I feel very good about what we are doing in wholesale. A big key is we have a very low customer loss number so we are starting in a better place than most of our competitors and that really pays off from a growth standpoint.

Mike Mayo

Thank you.

Operator

Your next question will come from the line of Chris Mutascio from CSFB.

Chris Mutascio

Good Morning. I realize that mortgage has not been a huge product for you in the past, but could you give me the dollar amount of increase between second and third quarter? And the follow-up question would be, can we see further increases despite the possibility of falling industry-wide applications given your focus on this product here initially and taking some market share in the southeast?

Ben Jenkins

This is Ben Jenkins. Third quarter we did about $6.6 billion in originations. That would be up 10% over second quarter. And 30% plus over last year’s number. So $6.6 was a nice origination number. We had applications of almost $8 billion in the quarter, which speaks to the fourth quarter still being a good quarter for us.

Bob Kelly

And your sales per branch per month are doing nicely, too, Ben.

Ben Jenkins

We’re very pleased with that. We are well over two and a half mortgages per financial center too.

Chris Mutascio

Do you break that origination activity into actual revenue dollars in third quarter versus second quarter, so I can see what the increase would be quarter to quarter.

Ben Jenkins

We’ve certainly got that. I don’t have it at hand. We have that for you.

Ken Thompson

And we are also seeing an increase in mortgages originated through our brokerage channel in Capital Management.

Alice Lehman

Operator, we will take one more question.

Operator

Your final question will come from the line of Andrew Collins with Piper Jaffray.

Andrew Collins

Good morning. I was just wondering about Capital Management. It looks like you guys are seeing some good growth in brokerage client assets and I’m just wondering when that will kind of translate into pretax profit margin.

David Carroll

This is David Carroll. As you saw in the report we had good broker headcount growth in the quarter. We were up 108 brokers. That’s a result of a concerted recruiting effort that we started this past spring. The good news in the quarter, the trailing 12 months production for the brokers that we brought on board was about $80 million. That’s up from $59 million in the second quarter. And so our focus is on adding broker headcount and on managed money. As you know it’s a pretty choppy environment out there for the year. The Dow was down at the end of the quarter. The S&P was up a few points and a week later we gave it all back. We are trying to focus on bringing in a net increase in brokers and growing client assets and we were up nicely in both of those. We think we will start seeing the revenue generation from the brokers we are hiring now probably two quarters out.

Andrew Collins

Okay, great. And kind of an unrelated question. I think, Bob, you’ve mentioned that I guess the cost of funds reacts like 50% to what the Fed does. Is that still kind of applicable?

Bob Kelly

That’s what we’ve used as a long range trend, yes.

Andrew Collins

Okay, great. Thank you.

Ken Thompson

Thank you. Operator, I think our time is up but I would just like to close by saying we think this was a very, very good quarter at Wachovia. We had very strong revenue growth. Core expenses were well contained. All four of our business lines had strong quarters. And we’ve got good expectations for the fourth quarter and for 2006. So as usual we are happy to take further questions in Investor Relations and please feel free to call Alice and her team. Thank you very much.